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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.____)*

                             SEMPER RESOURCES CORPORATION
                          ----------------------------
                                   (Name of Issuer)

                             COMMON STOCK $.005 PAR VALUE
                             ----------------------------
                            (Title of Class of Securities)

                                     816844 10 4
                                 -------------------
                                    (CUSIP Number)

      John H. Brebbia,  5277 Cameron Street, Suite 130, Las Vegas, Nevada 89118
      -------------------------------------------------------------------------
                                 phone: 702-221-1209
                           --------------------------------
                        (Name, Address and Telephone Number of
               Person Authorized to Receive Notices and Communications)

                                    July 19, 1996
                              --------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                      (   )

Check the following box if a fee is being paid with this statement.   ( X )
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                            (Continued on following pages)


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                                CUSIP No. 816844 10 4

1.  NAME OF REPORTING PERSON (REPORTING INDIVIDUAL)
                               --------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carol Lewis
    ssn: _____________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.* a(___)
    b(___)

3.  SEC USE ONLY.

4.  SOURCE OF FUNDS*

    OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    YES(___)
    NO(____)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

    9,170,000

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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                                CUSIP No. 816844 10 4

    9,170,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    (__)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.55%

14. TYPE OF REPORTING PERSON*

    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                CUSIP No. 816844 10 4


                                     SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         TITLE OF CLASS:               Common Stock, $.005 par value
         ISSUER:                       Semper Resources Corporation
                                       (formerly Pit Stop Auto Centers)
         PRINCIPAL EXECUTIVE OFFICE:   Semper Resources Corporation
                                       5277 Cameron Street, Suite 130
                                       Las Vegas, Nevada  89118

ITEM 2.  IDENTITY AND BACKGROUND

         Carol Lewis (the "Reporting Individual") is an individual residing at 239 South McCarty Dr., beverly Hills, California 90212. During the last five years the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Individual is an United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Company shares held by the Reporting Individual (the "Shares") were acquired in a stock-for-stock exchange which was completed on July 11, 1995 pursuant to which the Company acquired controlling interest in a corporation of which the Reporting Corporation was a controlling shareholder.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the Shares by the Reporting Individual was for investment. The Reporting Individual intends to review her holdings with respect to the Company on a continuing basis. Depending on the Reporting Individual's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Shares and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Company's common stock; sell all or a portion of her shares, now owned or hereinafter acquired; or maintain her position with respect to the Company, and formulate plans or proposals with respect to any such matters.


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                                CUSIP No. 816844 10 4


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) The 9,170,000 common shares of Company common stock beneficially owned by the Reporting Individual constitute approximately 36.55% of the Company's common stock outstanding as of July 29, 1996.

         (b) The Reporting Individual has sole voting and dispositive power with respect to all of the shares.

         (c) Except as described in Item 3 above, there have been no purchases or sales of the Company's common stock by the Reporting Individual within the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Corporation and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July ___, 1996.
                                  Reporting Individual:

                                  /s/ Carol Lewis
                                   ----------------------
                                  CAROL LEWIS


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